SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE OF 1934

The Resourcing Solutions Group, Inc.
(Name of Small Business Issuer in Its Charter)

State of Nevada	83-0345237
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7621 Little Ave., Suite 101, Charlotte, North Carolina 28226
(Address of Principal Executive Offices)

Issuer’s telephone number            (704) 643-0676

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of class)

Certain statements in this Registration Statement relate to management’s future plans and objectives or to future economic and financial performance. Although any forward-looking statements made here are, to the knowledge and in the judgment of our management, expected to prove true and come to pass, management is not able to predict the future with any certainty. Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual performance and financial results to differ materially from any projection, estimate or forecasted results. Certain events or circumstances could cause actual results to differ materially from those forecasted results. Forward-looking statements are based on management’s knowledge and judgment as of the date of this Registration Statement and we do not intend to update any forward-looking statements to reflect events occurring or circumstances existing hereafter .

 Unless otherwise indicated, “the Company”,” we”, “us” , “our” as used in the Registration Statement refer to the business of The Resourcing Solutions Group, Inc. and its consolidated subsidiaries.

PART I

ITEM 1.  DESCRIPTION OF  BUSINESS

 General

 The Resourcing Solutions Group, Inc. is a workforce management solutions company that provides human resources, professional employer organization (“PEO”) and insurance products and services in areas such as payroll, employee benefits, workers’ compensation insurance programs, staffing, compensation, recruiting and retention to small and medium-sized businesses and non-profit organizations.  Our workforce management and PEO products and services are marketed under the name AsmaraHR ℠ . Our insurance products are marketed under Consolidated Benefits, Inc. Our headquarters are in Charlotte, North Carolina, and we have regional operations centers in Pittsburgh, Pennsylvania and Auburn, Maine and sales and client services centers in Houston and El Paso, Texas; Winchester, Virginia;  Mobile, Alabama and Raleigh, North Carolina. We serve clients along the Eastern seaboard and across the Gulf of Mexico of the United States. Through a variety of workforce management and insurance services and products, we work with a client base ranging from emerging businesses to mid-size businesses up to 5,000 employees.

We were incorporated in the State of Nevada on December 9, 2002 and have been in continuous operation since that time. Our principal executive and administrative offices are located at 7621 Little Ave., Suite 101, Charlotte, North Carolina, where we occupy 5,988 square feet of leased office space. Our telephone number is (704) 643-0676. We have 22 full-time employees. None of our employees is represented by a labor union. We believe our employee relations are good.

Pacel Corp., a Nevada corporation (“Pacel”) , which files periodic reports under Section 13 of the Securities Exchange of 1934, holds approximately 994,203 shares of our Common Stock. The Board of Directors of Pacel has determined that it is in the best interests of its shareholders for it to divest itself of the ownership of our Common Stock. This divestiture would be in the nature of a spin-off (“Spin-Off”) distribution of our Common Stock to the shareholders of Pacel.  This registration statement is filed in conjunction with the proposed Spin-Off distribution and the distribution by Pacel to its shareholders of an Information Statement substantially complying with Regulation 14C under the Securities Exchange Act of 1934.

 PEO Industry

The PEO industry began to evolve in the early 1980s largely in response to the burdens placed on small and medium-sized employers by an increasingly complex legal and regulatory environment. While various service providers were available to assist these businesses with specific tasks, PEOs emerged as providers of a more comprehensive range of services relating to the employer/employee relationship. In a PEO arrangement, the PEO assumes broad aspects of the employer/employee relationship. Because PEOs provide employer-related services to a large number of employees, they can achieve economies of scale that allow them to perform employment-related functions more efficiently, provide a greater variety of employee benefits and devote more attention to human resources management.

We believe the key factors driving demand for PEO services include:
  the focus on growth and productivity of the small and medium-sized business community in the United States, utilizing outsourcing to concentrate on core competencies;
  the need to provide competitive health care and related benefits to attract and retain employees;
  the increasing costs associated with health and workers’ compensation insurance coverage, workplace safety programs, employee-related complaints and litigation; and
  complex regulation of employment issues and the related costs of compliance, including the allocation of time and effort to such functions by owners and key executives.
A significant factor in the development of the PEO industry has been increasing recognition and acceptance of PEOs and the co-employer relationship by federal and state governmental authorities. AsmaraHR ℠ and other industry leaders, in concert with the National Association of Professional Employer Organizations (“NAPEO”), have worked with the relevant governmental entities for the establishment of a regulatory framework that protects clients and employees, discourages unscrupulous and financially unsound companies, and promotes further development of the industry.

Currently, 31 states have enacted legislation either recognizing PEOs or requiring licensing, registration, or certification, and several others are considering such regulation. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs. State regulation assists in screening insufficiently capitalized PEO operations and helps to resolve interpretive issues concerning employee status for specific purposes under applicable state law. The cost of compliance with these regulations is not material to our financial position or results of operations.

 Our Business

The Company began its entry into the human resource outsourcing (“HRO”) market through the April 2003 acquisition of certain assets of Asmara, Inc, a Professional Employer Organizations (“PEO”) located in North Carolina. In December 2004 the Company acquired substantially all the assets of Beneorp Business Services, Inc., a PEO based in Dallas, TX, and sold all the issued and outstanding shares of Asmara Services I, Inc..  In January 2005, the Company acquired substantially all the assets of Rossar HR, LLC, a Pittsburgh, Pennsylvania based PEO. In January 2006, the Company acquired the stock of Piedmont HR; Inc a northern Virginia based company providing administrative services to PEO’s. Also in January 2006, the Company acquired the outstanding stock of United Personnel Services, Inc.  Maine-based PEO. In April 2006, the Company acquired the outstanding stock of World Wide Personnel Services of Maine, Inc., a Maine- based PEO.  In October 2006, the Company acquired assets of Capital Resources, LLC a North Carolina HRO company. In June 2007, the Company acquired all the stock of World Wide Personnel Services of Virginia, Inc, a PEO operating in the northern Virginia.

 The acquisition of these companies solidified the eastern and southern geographic regions of the Company’s operational footprint. The Company continues to focus its efforts on the PEO and Administrative Services Organization (“ASO”) sectors of the HRO industry, providing human capital management solutions to small and medium sized business clients within the United States. Through its PEO and ASO business unit, the Company markets to its clients, typically small to medium sized businesses with between five (5) and one thousand (1,000) employees, a broad range of products and services that provide an outsourced solution for the client’s Human Resources (“HR”) needs. Industry estimates indicate that this “middle market” opportunity encompasses approximately 100,000 small to medium-sized businesses employing over 40 million people United States.

The Company operates through various wholly owned subsidiary corporations acquired through the above describes acquisitions. The Resourcing Solutions Group, Inc. owns all the issued and outstanding stock of the following corporations, which are operated as wholly-owned subsidiaries:

Asmara Services II, Inc.
Asmara Benefits Inc
United Personnel Services, Inc.
World Wide Personnel Services of Maine, Inc
World Wide Personnel Services of Virginia, Inc
Piedmont HR, Inc.
Consolidated Services, Inc.

Additionally, World Wide Personnel Services of Maine, Inc. operates a wholly- owned subsidiary, World Wide Personnel Services of Alabama, Inc., an Alabama corporation.

In order to more fully serve our clients and to create multiple revenue streams, the Company determined that it needed to become a full service insurance agency. Our clients are consumers of multiple insurance products which we administer on their behalf. In order to better serve out clients the Company, in September 2006, acquired Consolidated Services, Inc. a full service insurance agency licensed to operate in states where the Company has clients.

The Company provides its services through a highly automated modular human resource information system that works in conjunction with a flexible payroll and tax filing system. The systems combined with superior client services resulting from our corporate expertise in human resources, payroll, employer tax administration, employee benefits and commercial insurance allows the Company to be a “one-stop shop” for a clients work force management needs.     The Company provides products as a modular system that can be applied as a complete integrated system or any combination of separate modules. These modules provide distinct but related products and services. The following are the major modules:

Payroll administration
Employment tax filings
Health, Welfare and Retirement plans and administration
Workers’ Compensation Insurance and administration
General Property & Liability Insurance
Human Resource Consulting
Web-based Human Resource Information Systems
Employee Training and Development
Workplace Risk and Safety Consulting
Government Compliance Cons ulting

 In general, the Company ’ s market consists of the small- to medium-sized business community with 500 or fewer employees. According to the US Small Business Administration (SBA), approximately 60 million people are employed by companies with fewer than 100 employees. This is half of the U.S. workforce and truly the backbone of the U.S. economy.

HR Products

The target companies desire to reduce their administrative costs and burdens and to focus on their core business concerns, not on the mundane administrative and human resource activities that are common to all industries. Additionally, many small- to medium-sized companies have begun to experience difficulty in procuring workers’ compensation and group health insurance coverage on a cost-effective basis. The deepening complexity in the legal and regulatory environment cause target market companies to require guidance from various service providers, such as payroll processing firms, benefits and safety consultants, and temporary staffing firms. As a result, workforce management companies have emerged as providers with comprehensive outsourcing solutions to these burdens..

The Company markets to its clients, a broad range of products and services that provide an out-sourcing solution for the clients’ human resources (“HR”) and insurance needs. The Company’s products and services will initially include benefits administration, payroll administration, and governmental compliance, risk management, unemployment administration, and health, welfare and retirement benefits. By allowing the management of these small- to medium-size business clients to focus on the “business of business” rather than complicated and time consuming administrative tasks , the Company is well positioned to improve the efficiency of its clients’ businesses and enhance their ability to be profitable in their chosen marketplace.  In addition, such initiatives as improving the ability to attract and retain talent, improving the planning and management of payroll cash flows and managing employment risks should enhance the success of the Company’s clients.

Insurance Products

The Company recognized the need to provide comprehensive insurance services as part of the overall support and administration services offered to clients.  Through Consolidated Services, Inc., (“CSI”), a commercial line insurance agency with branch offices located in various states, the Company will obtain insurance coverage for its clients. Since the Company’s staff holds insurance brokerage licenses, the Company is able to jointly market its products, employee benefits and worker’s compensation insurance n a “one-stop” basis From the client’s perspective this relieves the client of having to shop for benefits. Since the Company’s sales staff holds valid insurance licenses, it is also able to legally review the benefit plans of a prospect. In many situations benefits are the lead into the sale of our human resource product.

These products offer strong competitive incentives for attracting quality new business.  The Company expects solid growth of this profit center as a stand-alone producer of business, both as a tie-in sale to other services offered by sister companies, as well as a producer of sales independent of any other product offering by the corporate group.

Employee Benefit Products

The Company’s currently has multiple avenues to provide employee health insurance. For clients who desire their own specific health insurance plan the Company has a relationship with a medical, health and dental agency allowing the Company to retain 60% of all insurance commissions generated from the sale of insurance products. The Company also can provide large group coverage rates to small groups utilizing our PEO services. Additionally, the Company operates a multiple-employer 401(k) retirement plan for its client companies.  The Company   receives a sales commission for new employees entering this plan.

Workers’ Compensation Products

The Company receives 100% of commission paid on workers’ compensation insurance where CSI is the broker. Currently CSI is admitted as the broker on multiple national, regional and specialized carriers. The Company has established relationships with several insurance wholesale agencies where commissions are divided between both companies. This arrangement gives the Company the ability to market to virtually any employer.

Risk Factors

The risks described below are not the only ones we face. Additional risks not presently known to us or that we believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our Common Stock could decline as due to any of these risks. In assessing these risks, reference should be made to the other information contained in this Registration Statement, including our financial statements and related notes.

Risks Related to Our Business That May Affect Our Future Results and the Market Price of Our Common Stock.

 We are subject to uncertainties concerning our future financial results.

We have a limited history of generating profits from our operations. There can be no assurance that we will generate revenues from operations, or if we do generate such revenues, whether we will generate profits. Profitability will depend upon many factors, including the success of obtaining future debt or equity financing and the overall success of our business operations. If adequate financial resources are not available, we may be required to materially curtail or cease our operations. Accordingly, our auditors have issued a qualified audit report in which they have expressed a concern about our ability to continue as a going concern.

We do not have any existing bank credit facilities. Our ability to obtain such financing may be limited.

 We do not have any existing bank credit facilities. Our ability to obtain such financing may be limited and may have an adverse affect on our results of operations.

 Our capital resources may not be sufficient to meet our capital requirements.

We have periodically experienced negative cash flow from operations and could experience negative cash flow from operations in the future. Our current and future capital requirements are substantial and, at present, cash generated from operations is not sufficient to meet these requirements. We cannot be sure in the future that cash generated from operations will be sufficient to meet our requirements or that financing will be available at favorable terms when required, or at all. If we are not able to obtain financing, we may not be able to meet our financial obligations to our creditors when they become due and we may have to curtail or cease operations.

 A portion of our business involves assuming certain workers’ compensation risk which could have a material adverse effect on our results of operations and profitability.

A significant portion of our anticipated growth comes from sharing in the workers’ compensation risk of our clients. We purchase workers’ compensation insurance on a combined experience modifier. If a client has a significant injury, it can impact our overall experience modifier thereby increasing our cost of workers’ compensation insurance for all clients. There is risk in this approach in that work-site injuries can significantly impact our financial condition and results of operations.

We assume liability for worksite employee payroll and benefit costs.

Under our client service agreements within PEO contracts, we become a co-employer of worksite employees and assume the obligations to pay the salaries, wages and related benefits costs and payroll taxes of such employees. In the event that a client does not pay us, or if the costs of benefits we provide to the worksite employees exceed the fees our clients pay us, our obligation for such employee payroll and benefit costs could have a material adverse effect on our financial condition and results of operations.

 The human resources and workforce management industry is intensely competitive with few barriers to entry, which may adversely affect our operations and financial results.

The PEO industry is intensely competitive and fragmented and numerous companies offer competition in this market. We anticipate this competition will continue to increase. There are over 900 companies providing services similar to those we provide, including other PEO organizations as well as “fee for service” companies such as payroll processing firms, insurance companies and human resource consultants. There will be the on-going risk that others may enter this market.  Many of our competitors have substantially greater capital, sales and marketing resources and experience. We cannot provide any assure that we will be able to effectively compete with our current and future competitors.

We are subject to extension federal, state and local regulation.

The PEO industry as whole and our business in particular are subject to numerous federal state and local laws and regulations relating to labor, tax and employment matters. Because of our co-employer relationship with client worksite employees, we assume obligations and responsibilities of an employer under these laws and regulations. Approximately 31 states have laws regarding the recognition, licensing, certification or registration requirements for PEOs. These laws generally provide for monitoring the fiscal responsibility of PEOs and for governing the employment relationship for unemployment, workers’ compensation and other purposes. We may not be able to satisfy licensing requirements or other applicable regulations for all states. There can be no assurance that we will be able to renew our licenses in the states in which we currently do business.

We have credit risk that clients may dispute financial transactions.

We have a risk that payments from clients may be reversed after a payroll has been processed. We utilize the Automated Clearing House (“ACH” ) functionality of financial institutions in order to receive payment from clients. A client generally has three days from our initiating an ACH transaction to dispute that transaction. We process a payroll for the client before the three day window lapses. We would be liable for paying the employees even if the client disputes the ACH transaction.

We are dependent upon our key sales, marketing and executive personnel.

We are particularly dependent upon our key business and executive personnel. We believe that our success will depend in part upon our ability to attract and retain these skilled individuals, the competition for which is intense. The failure to recruit and retain key business and management personnel could harm our business.

Particular Risks Related to Our Common Stock.

At the present time there is very limited public market for our Common Stock.

At the present time, our Common Stock is not traded  in the over-the-counter market. Upon the effectiveness of this Registration Statement, we intend to seek the qualification of our Common Stock for quotation on the OTC Bulletin Board. If and when such qualification is obtained, for which there can no assurances, we anticipate that the price of our Common Stock is likely to be volatile. Our results of operations, as well as general stock market conditions, could adversely affect the price of our Common Stock. In addition, short term trading strategies of certain investors can also have a significant effect on the price of our Common Stock.

We do not expect to pay dividends

We have never paid any cash dividends on our Common Stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for funding our business Therefore, you may not receive any return on an investment in our Common Stock in the form of cash dividends.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS .

You should read the following discussion in conjunction with our Consolidated Financial Statements and related Notes included elsewhere in this annual report. Historical results are not necessarily indicative of trends in operating results for any future period.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The Company’s revenue is attributable to fees for providing employment services and commissions for the sale of insurance products. Our revenues are primarily dependent on the number of clients enrolled, the resulting number of worksite employees paid each period.

The Company’s revenue is recognized in three distinct categories, two categories are for service fees and the third is for the sale of insurance products:

For service fee income, the Company typically enters into agreements for either;
a fixed fee per transaction (e.g., number of payees per payroll);
a fixed percentage of gross payroll;

When we account for revenue that is a fixed percentage of gross payroll it is accounted for in accordance with Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenues Gross as a Principal Versus Net as an Agent. Our revenues are derived from our billings, which are based on:
the payroll cost of our worksite employees; and
a markup computed as a percentage of the payroll cost.

In determining the fixed percentage markup component of the billings, we consider our estimates of the costs directly associated with our worksite employees, including payroll taxes and workers’ compensation costs, plus an acceptable gross profit margin. We invoice the billings concurrently with each periodic payroll of our worksite employees. Revenues, which exclude the payroll cost component of billings, are recognized ratably over the payroll period as worksite employees perform their service at the client worksite. We include revenues that have been recognized but not invoiced in unbilled accounts receivable on our consolidated balance sheets.

When our markup is computed as a percentage of payroll cost, revenues are also affected by the payroll cost of worksite employees, which can fluctuate based on the composition of the worksite employee base, inflationary effects on wage levels and differences in the local economies of our markets.

The primary direct costs associated with our revenue generating activities are:
employment-related taxes (“payroll taxes”);
workers’ compensation claim costs.

Payroll taxes consist of the employer’s portion of Social Security and Medicare taxes under FICA, federal unemployment taxes and state unemployment taxes. Payroll taxes are generally paid as a percentage of payroll cost. The federal tax rates are defined by federal regulations. State unemployment tax rates are subject to claim histories and vary from state to state.

Due to the significance of the amounts included in billings to the Company’s clients and its corresponding revenue recognition methods, the Company has provided the following reconciliation of billings to revenue for the years ended December 31, 2006 and December 31, 2005.

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005

Reconciliation of billings to revenue recognized:

Billings to clients	$26,091,692	$16,825,320
Less – Gross wages billed to clients	(21,354,418)	(14,584,477)
Total revenue as reported	4,737,274	2,240,843

Total Cost of Sales	3,384,802	1,689,341

Gross Profit	$1,352,472	$551,502

Revenue consists of:
Revenue from fees for service on a fixed percentage	$4,604,385	$2,202,078
Revenue from fees for service on a fixed cost	113,093	38,765
Revenue from insurance commissions	19,796	0
Total revenue as reported	$4,737,274	$2,240,843

Cost of Sales Consists of:
Employer portion of Social Security And Medicare taxes	$1,494,961	$973,196
State and Federal Unemployment taxes	288,899	244,985
Workers’ Compensation Premium	1,234,468	418,991
Other Misc. Expense	366,474	52,170
Total Cost of Sales	$3,384,802	$1,689,341

When the Company records revenue on a fixed fee per transaction only that fee is recorded as revenue. When the Company records revenue for the sale of insurance products only the commission paid by the insurance carrier is recorded as revenue.

Revenue for the year ended December 31, 2006 was $4,737,274 compared to revenue of $2,240,843 for the year ended December 31, 2005. Revenue increased primarily resulting from the acquisition of World Wide Personnel Services of Maine, Inc and United Personnel Services, Inc.

Cost of Sales for the year ended December 31, 2006 was $3,384,802 compared to $1,689,341 for the year ended December 31, 2005. The Cost of Sales increased primarily resulting from the acquisition of World Wide Personnel Services of Maine, Inc and United Personnel Services, Inc. The Cost of Sales as a percentage of revenue decreased from 75% for the year ended December 31, 2005 to 71% for the year ended December 31, 2006. The decrease in the percentage is attributable to increased sales of the Company’s products other than PEO services.

General and Administrative expenses including operating expenses, facilities, salaries, benefits and professional fees was $1,160,601 for the year ended December 31, 2006 compared to $1,314,928 for the year ended December 31, 2005. The increase was directly attributed to the integration of World Wide Personnel Services of Maine, Inc and United Personnel Services, Inc. acquisition.. In addition the increase in expenses was offset by a decrease in expense within in the Company resulting from a May 2005 reorganization. In May 2005, the Company sold unprofitable contracts, reduced staff and operating expenses to an appropriate level for the business at hand.

Sales and Marketing expenses increased to $48,296 for the year ended December 31, 2006 compared to $39,754 for the year ended December 31, 2005. The increase in cost results from increased commissions paid for the sales of new clients and new products to existing clients.

Depreciation expenses decreased to $60,563 for the year ended December 31, 2006 compared to $62,595 for the year ended December 31, 2005. The decrease is due to the Company fully depreciating existing assets

Interest expense for the year ended December 31, 2006 was $20,555 compared to $16,422 for the year ended December 31, 2005. The increase is due to short term debt incurred in 2006 and repaid during the same year.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at December 31, 2006 increased to $703,830 from $255,356 at December 31, 2005. Net cash provided by operating activities for the year ended December 31, 2006 was $601,552 compared to net cash used in operating activities of ($1,547,631) for the year ended December 31, 2005. The increase in cash can be attributed to the net income of $62,457 the increase in intercom any payable, of $472,725 accrued work site employee costs of $401,361  and non cash depreciation of $60,563 offset by an increase in unbilled account receivables of $413,751 and prepaid expenses of $55,297.

Cash used in investing activities was $95,772 compared to net cash provided by investing act ivies of $862,112 for the year ended December 31, 2005. The net cash used in investing activities can be attributed to the issuance of Letters of credit for the set up of an insurance captive, offset by the cash acquired in the United and World Wide acquisitions.

Cash used in financing activities was $66,306 compared to net cash provided by financing activities of $246,053 for the year ended December 31, 2005.  The net cash used was for the repayment of notes payable.

The Company’s cash requirements for funding its administrative and operating needs exceeds its cash flows generated from operations. Such shortfalls and other capital needs continue to be satisfied through equity financing until additional funds can be generated through acquisitions and organic business growth.

As part of its goal to bring the Company to profitability and less reliant on equity financing for ongoing operations, the company has developed an aggressive marketing strategy as well as an investment to significantly upgrade its HRIS (Human Resource Information System) capabilities to service its current and prospective clients. This plan includes hiring and training the sales team as well as marketing the company’s services through the sale of insurance products. The company has successfully negotiated joint marketing programs to market the company’s products and services. During the year ending December 2006 the Company has increased its sales force resulting in an increased client base.

In addition to an aggressive organic growth strategy, the Company continues to evaluate potential acquisitions. The Company is seeking to increase its market share in areas contiguous to its existing operations. With the implementation of the HRIS system, the Company has increased its operational capability. Increased market share through acquisition will more fully utilize the HRIS system.

Company will be able to add additional clients without increasing its operational staff. The May 2005 reorganization reduced the Company’s heavy industry and “blue collar” client base allowing it to expand at a greater pace in other economic sectors which has been a stated goal of the Company. The targeted clients to which the Company is marketing its services have a greater capability to the more automated process integral to the new HRIS system. The reorganization also reduced the Company’s reliance on outside equity funding.

The Company relies on equity financing to fund its ongoing operations and investing activities.  The Company’s auditors have issued a going concern opinion, management is in agreement with the auditors concern. In order to address the going concern, the Company expects to continue its investing activities, including expenditures for acquisitions, sales and marketing initiatives and administrative support.  The inability to obtain equity financing would seriously hinder the Company’s ability to execute its business strategy and impair its ability to continue as a going concern.

Three and Six Months Ended June 30, 2007 compared to the three and six months ended June 30, 2006.

This section should be read in conjunction with the Consolidated Financial Statements and related Notes included elsewhere in this report. Historical results are not necessarily indicative of trends in operating results for any future period. Also, the section should be read in conjunction with the section on the comparison of December 31, 2006 to December 31, 2005 as the Company’s procedures and policies are the same.

Due to the significance of the amounts included in billings to the Company’s clients and its corresponding revenue recognition methods, the Company has provided the following reconciliation of billings to revenue for the three months ended June 30, 2007 and June 30, 2006.

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2007	2006

Reconciliation of billings to revenue recognized:

Billings to clients	$14,789,514	$10,493,211
Less – Gross wages billed to clients	(12,345,297)	(8,505,926)
Total revenue as reported	2,444,217	1,987,285

Total Cost of Sales	1,925,496	1,509,604

Gross Profit	$518,721	$477,680

Revenue consists of:
Revenue from fees for service on a fixed percentage	$2,192,277	$1,728,592
Revenue from fees for service on a fixed cost	219,749	258,693
Revenue from insurance commissions	32,191	0
Total revenue as reported	$2,444,217	$1,987,285

Cost of Sales Consists of:
Employer portion of Social Security And Medicare taxes	$855,544	$594,123
State and Federal Unemployment taxes	205,030	161,916
Workers’ Compensation Premium	842,922	645,962
Other Misc. Expense	22,000	107,603
Total Cost of Sales	$1,925,496	$1,509,604

When the Company records revenue on a fixed fee per transaction only that fee is recorded as revenue. When the Company records revenue for the sale of insurance products only the commission paid by the insurance carrier is recorded as revenue.

Revenue for the three months ending June 30, 2007 is $1,324,720 compared to $1,563,166 for the six ending June 30, 2006. The decrease is primarily due to the loss of two clients in the World Wide Personnel Services of Maine, Inc. portfolio.

Revenue for the six months ending June 30, 2007 is $2,444,217 compared to $1,987,285 for the six ending June 30, 2006. The increase is primarily due to the acquisition of World Wide Personnel of Maine, Inc on April 1, 2006 and due to increased sales which occurred during 2006. Increases in revenue for fixed cost fees result from organic growth by providing non-PEO human resource products to clients.

Cost of Sales for the three months ended June 30, 2007 was 1,130,335 compared to $1,194,382 for the three months ended June 30, 2006. The Cost of Sales increased primarily resulting from the acquisition of World Wide Personnel Services of Maine, Inc.. The increase in the percentage is attributable to an increased cost of worker’s compensation insurance.

Cost of Sales for the six months ended June 30, 2007 was $1,925,495 compared to $1,509,604 for the six months ended June 30, 2006. The Cost of Sales increased primarily resulting from the acquisition of World Wide Personnel Services of Maine, Inc. The increase is attributable to an increase of the cost of workers’ compensation insurance occurring in the second quarter of 2007.

General and Administrative expenses including operating expenses, facilities, salaries, benefits and professional fees was $738,387 for the three months ended June 30, 2007 compared to $269,139 for the three months ended June 30, 2006. The increased expenses are attributable to an increased costs resulting from Company plans to acquire new lines of business and increased cost of data security between offices. In addition the Company has incurred increased legal and accounting expenses as it prepares to become a fully reporting Company. These costs are reflected in the General and Administrative expenses of the Company.

General and Administrative expenses including operating expenses, facilities, salaries, benefits and professional fees was $1,379,268 for the six months ended June 30, 2007 compared to $502,473 for the six months ended June 30, 2006. The increase is directly attributed to the integration of World Wide Personnel Services of Maine, Inc. acquisition as well as the costs incurred as the Company prepares to acquire new lines of business and increased data security between its offices. In addition the Company has incurred increased legal and accounting expenses as it prepares to become a fully reporting Company. These costs are reflected in the General and Administrative expenses of the Company.

Sales and Marketing expenses increased from $6,395 for the three months ended June 30, 2007 compared to $7,647 for the  three  months ended June 30, 2006. The increase in cost results from increased commissions paid for the sales of new clients and new products to existing clients. The Company has increased its sales force and compensates its sales force on a commission. As a result of increased revenue sales costs will also increase.

Sales and Marketing expenses increased from $37,941 for the six months ended June 30, 2007 compared to $14,933 for the six months ended June 30, 2006. The increase in cost results from increased commissions paid for the sales of new clients and new products to existing clients. The Company has increased its sales force and compensates its sales force on a commission. As a result of increased revenue sales costs will also increase.

Depreciation expenses decreased to $10,923 for the three months ended June 30, 2007 compared to $16,003 for the six months ended June 30, 2006. The decrease is due to the Company fully depreciating existing assets.

Depreciation expenses decreased to $21,873 for the six months ended June 30, 2007 compared to $30,165 for the six months ended June 30, 2006. The decrease is due to the Company fully depreciating existing assets.

Interest expense for the three months ended June 30, 2007 was $837 compared to $5,710 for the six months ended June 30, 2006. The decrease is due to the offset of interest income received from returned letter of credit.. Interest expense for the six months ended June 30, 2007 was $6,413 compared to $10,226 for the six months ended June 30, 2006. The decrease is due to the offset of interest income received from returned letter of credit..

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at June 30, 2007 decreased to $320,039 from $703,830 at December 31, 2006. Net cash used in operating activities for the six months ended June 30, 2007 was ($1,055,329) compared to net cash provided by operating activities of $359,888 for the six months ended June 30, 2006. Net cash used in operating activities is attributed to the net loss of $926,774, increases in accounts receivable of $187,815, insurance deposits $85,986, prepaid expenses $76,881 and a decrease of $45,288 of accrued work site employee costs offset by an increase of $195,712 in accounts payable.

Net cash provided by financing activities was $416,444 which consisted of repayment of $93,856 of short term payable offset by the issuance of $510,300 of commons stock.

To satisfy the Company’s short term cash requirements the Company entered into a short term loan agreement with Lily Consulting Group LLC, in August 2007 at an interest rate of 10% to be repaid by December 31, 2007.

The Company’s cash requirements for funding its administrative and operating needs exceeds its cash flows generated from operations. Such shortfalls and other capital needs continue to be satisfied through equity financing until additional funds can be generated through acquisitions and organic business growth.

As part of its goal to bring the Company to profitability and less reliant on equity financing for ongoing operations, the company has developed an aggressive marketing strategy. In addition to an aggressive organic growth strategy, the Company continues to evaluate potential acquisitions. The Company is seeking to increase its market share in areas contiguous to its existing operations.

The Company relies on equity financing to fund its ongoing operations and investing activities.  The Company expects to continue its investing activities, including expenditures for acquisitions, sales and marketing initiatives and administrative support.  The inability to obtain equity financing would seriously hinder the Company’s ability to execute its business strategy and impair its ability to continue as a going concern.

CRITICAL ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All significant   inter-company accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Prior to the current fiscal year, the Company generated significant losses, and  it is unable to predict profitability for the future. These factors indicate the Company’s continuation, as a going concern is dependent upon its ability to obtain adequate financing as well as implement its sales, marketing and acquisition strategy. The Company is addressing the going concern by obtaining equity financing and to grow the Company with profitable sales both organically and through acquisitions. Management believes successfully executing these tasks will lead to the removal of the going concern comment from our audited financials.
Credit Risk

The Company routinely maintains cash deposits in various financial institutions in excess of the $100,000 FDIC insurance limit.

The Company has risk that payments from clients may be reversed after a payroll has been processed The Company utilizes the Automated Clearing House (ACH) functionality of financial institutions in order to receive payment from clients. A client generally has three days from the Company initiating an ACH transaction to dispute that transaction. The Company processes a payroll for the client before the three day window lapses. The Company would be liable for paying the employees even if the client disputes the ACH transaction.

Revenue recognition

The Company’s revenue is attributable to fees for providing employment services and commissions for the sale of insurance products. Our revenues are primarily dependent on the number of clients enrolled and the resulting number of worksite employees paid each period.

The Company’s revenue is recognized in three distinct categories, two categories are for service fees and the third is from the commissions on the sale of insurance products:

For service fee income, the Company typically enters into agreements for either;
●	a fixed fee per transaction (e.g., number of payees per payroll);
●	a fixed percentage of gross payroll;

When we account for revenue that is a fixed percentage of gross payroll it is accounted for in accordance with Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenues Gross as a Principal Versus Net as an Agent.

Our revenues are derived from our billings, which are based on:
●	the payroll cost of our worksite employees; and
●	a markup computed as a percentage of the payroll cost.

In determining the fixed percentage markup component of the billings, we consider our estimates of the costs directly associated with our worksite employees, including payroll taxes and workers’ compensation costs, plus an acceptable gross profit margin. We invoice the billings concurrently with each periodic payroll of our worksite employees. Revenues, which exclude the payroll cost component of billings, are recognized ratably over the payroll period as worksite employees perform their service at the client worksite. We include billings to clients not invoiced in unbilled accounts receivable and the associated accrued worksite employee expense on the consolidated balance sheet.

When our markup is computed as a percentage of payroll cost, revenues are also affected by the payroll cost of worksite employees, which can fluctuate based on the composition of the worksite employee base, inflationary effects on wage levels and differences in the local economies of our markets.

 The primary direct costs associated with our revenue generating activities are:
●	employment-related taxes (“payroll taxes”);
●	workers’ compensation claim costs.

Payroll taxes consist of the employer’s portion of Social Security and Medicare taxes under FICA, federal unemployment taxes and state unemployment taxes. Payroll taxes are generally paid as a percentage of payroll cost subject to maximum limitations. The federal tax rates are defined by federal regulations. State unemployment tax rates are subject to claim histories and vary from state to state.

Goodwill

The goodwill and intangible assets are subject to the provisions of SFAS No. 142, “ Goodwill and Other Intangible Assets” (“SFAS 142”) . In accordance with SFAS 142, goodwill and other intangible assets are tested for impairment on an annual basis or when indicators of impairment exist, and written down when impaired.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB” ) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) , an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The effective date for the Company is January 1, 2007. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 is not anticipated to have a material impact on our Consolidated Financial Statements.

In September 2006, FASB Statement 157, “Fair Value Measurements” (“SFAS 157”) was issued. SFAS 157 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. SFAS 157, which does not require any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. The effective date for the Company is January 1, 2008. The adoption of SFAS 157 is not anticipated to have a material impact on our Consolidated Financial Statements.

ITEM 3.  DESCRIPTION OF PROPERTY

Our principal executive and administrative offices are located at 7621 Little Ave., Suite 101, Charlotte, North Carolina where we occupy 5,988 square feet of leased office space.  We maintain regional offices on leased premises in Auburn, Maine; Winchester, Virginia; Coraopolis, Pennsylvania; Mobile, Alabama; Clayton, North Carolina; and Irvine, Texas. We do not own any real property in connection with the conduct of our business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS ANDMANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of the date hereof and taking into account the completion of the Spin-Off by (i) each of our officers and directors; (ii) each person who is known by us to own beneficially more than 5% of our outstanding Common Stock; and (iii) all of our officers and directors as a group:

Title of Class	Name ofBeneficial Owner	Amount and Nature ofBeneficial Ownership	Percentof Class
Common Stock	Gary Musselman	8,000,000	22.78%

Common Stock	Marcia Sartori	700,000	1.99%

Common Stock	Antoinette Peterson (a)	5,000,000	14.24%

Common Stock	Frank A. Moody, II	-0-	0%

Common Stock	Carl Horsely	8,000,000	22.78%

Common Stock	Julie Snipes	2,000,000	5.69%

Common Stock	Alexis Moody (b)	3,000,000	8.54%

Common Stock	Taylor Moody (b)	3,000,000	8.54%

Common Stock	Lilly Marketing, Group, LLC	2,500,000	7.12%

All officers and directors (3 persons)		16,000.000	45.56%

(a)	Antoinette Peterson holds these shares in joint ownership with her husband, Michael Peterson who is Vice President-Insurance Services. For purposes of this table, we have listed only Mrs. Peterson.

(b)	Alexis Moody and Taylor Moody are the adult children of Frank A. Moody, II.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth information concerning our directors and executive officers as of the date hereof:

Name	Age	Position

Gary Musselman	52	President/CEO/Director
Frank A. Moody, II	47	Director
Carl Horsley	48	Director
Marcia Sartori	64	Vice President
Antoinette Peterson	56	Vice President
Michael Peterson	58	Vice President

Gary Musselman.       Prior to joining us in 2004, Mr. Musselman served as the Chief Financial Officer of Grace Global, LLC, an international media company operating within the United States and three foreign locations. Mr. Musselman was responsible for due diligence for several companies being considered for acquisition as well as overseeing the integration of companies that were acquired.  From 2000 to 2002, Mr. Musselman was the Managing Partner for Stratford Financial Resources, LLC, a business development consulting firm specializing in commercial finance, human resources and mergers and acquisitions.  From 1993 to 2000, Mr. Musselman founded and served as the Chief Executive Officer of ECS Financial Management Services, LLC, a financial management company specializing in account receivable management.

Frank A. Moody, II.       Mr. Moody is the managing partner of Scenic Marketing Group, LLC, a company specializing is assisting small publicly traded companies achieve growth by understanding and properly utilizing available financing mechanisms. Prior to forming Scenic Marketing Group, LLC, Mr. Moody was the President/CEO of Homeland Integrated Security Systems, Inc. a high technology company specializing in security systems in the transportation industry.

Carl Horsley       Mr. Horsley is the managing partner of Cherokee Capital Management, LLC a private equity firm located in Punta Gorda, FL.  Mr. Horsley has been instrumental in several M & A and LBO deals here in the US and in Europe as well as providing financial options and services to micro-cap companies.  Prior to forming CCM , Mr. Horsley worked twelve years as a financial advisor for Morgan Stanley and then Raymond James Financial in Boca Raton, FL.  Mr. Horsley graduated with BBA degrees in both Business Management and Marketing from Northwood University in Michigan

Marcia Sartori.       Ms. Sartori owned and operated YourStaff Solutions ™ from its beginning in 1987 until the sale to The Resourcing Solutions Group, Inc. in January 2005 as a professional employer organization providing outsourced human resources services to small- to medium-sized businesses in the greater Pittsburgh, Pennsylvania. Services included all employment functions: hiring, firing, payroll, employee handbooks, policy development, workers compensation administration, benefits design and administration, 401k and 529 college plan administration, and a full range of human resource guidance. Ms. Sartori has been a member of the National Association of Professional Employer Organizations since 1988. Marcia served on the Board of Directors of the National Association of Professional Employer Organizations (NAPEO) from 1992-1994. As a member of the NAPEO, she has served on the Legislative Affairs Committee as the Head Delegate for State Sales Tax issues and the NAPEO Task Force.

Antoinette Peterson       Ms. Peterson co-owned and operated World Wide Personnel Services of Maine and Virginia agencies since 1989 until they were sold to the Resourcing Solutions Group, Inc in April 2006 and April 2007 respectively as a professional employer organization providing outsourced human resources services to small- to medium-sized businesses in the New England and Mid-Atlantic regions. Prior to forming her own company Ms. Peterson spent several years in health care administration where she was responsible for integrating several medical practices into a single larger practice. Ms.. Peterson has a degree in accounting from the University of Maine- Auburn and a Masters degree from Husson College in Portland, Maine.

Michael Peterson       Mr. Peterson co-owned and operated World Wide Personnel Services of Maine and Virginia agencies since 1989 until they were sold to the Resourcing Solutions Group, Inc in April 2006 and April 2007 respectively as a professional employer organization providing outsourced human resources services to small- to medium-sized businesses in the New England and Mid-Atlantic regions. Prior to forming his own company Mr. Peterson spent several years in the insurance industry providing employee benefits and commercial insurance to a diverse client base. Mr. Peterson has a degree in History and Philosophy from the University of California – Northridge.

Our Bylaws currently authorize not less than three directors.  Each director is elected for one year at the annual meeting of stockholders and serves until the next annual meeting or until a successor is duly elected and qualified. Our executive officers serve at the discretion of our board of directors. The only family relationship among our directors and executive officers involves Michael Peterson and Antoinette Peterson, who are husband and wife.

Board Compensation.

We will reimburse our directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and its respective committees.

Board Committees.

The Board of Directors has established an Audit Committee and a Compensation Committee. Frank A. Moody, II and Carl Horsely constitute the members of those committees.

ITEM 6.  EXECUTIVE COMPENSATION

The Company compensates it President and Chief Executive Officer in a manner which is designed to reward the executive for positive growth of the Company. The President/CEO’s contract is for a five year term and will automatically renew for three years unless either party gives written notice to the other 90 days prior to the expiration of the contract. The President/CEO’s contract has a provision prohibiting the executive from engaging competitive with the Company. This provision remains in force for two years after the executive laces the Company. The President/CEO’s is also prohibited from soliciting employees of the Company for a two year period after they leave the Company.

The President/CEO’s is compensated with a base salary and with a bonus incentive plan when the Company makes a profit in excess of $250,000 or a 15% growth over the previous years net profit. Bonuses are paid in stock equal to 12.5% of the growth in excess of the 15% floor. For example if the Company has net profit of $1,000,000 in the base year and net profit of $1,500,000 in the next year the executive will receive stock equal to $43,750 (1,500,000 – 1,000,000 =$500,000. 15% of previous year net income is 150,000. 500,000 – 150,000 is 350,000. 12.5% of 350,000 is 43,750) There is a $1,000,000 cap per year on these stock bonuses. In addition to the stock bonus plan the President will receive a cash incentive equal to two percent and one and one-half percent respectively of the income from operations each year the Company is profitable.

Additionally, if the President remains with the Company until age 60 or earlier retirement on mutual consent of the Board of Directors the President shall receive an annual salary equal to 75% of his annual salary for the remained of his life. If the President becomes permanently disabled while employed he shall receive his salary for 5 years or the remainder of his employment term, whichever is shorter.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Gary Musselman	2005 2006	168,000 168,000	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	41,836 34,063	209,836 202,063
Marcia Sartori	2005 2006	85,000 85,000	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	8,394 16,387	93,394 101,387
Michael Peterson	2005 2006	-0- 79,690	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- 2,662	-0- 82,352
Antoinette Peterson	2005 2006	-0- 78,657	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- 2,470	-0- 81,127

The salary shown for the above executives reflects the total cash compensation he received. 50% of the total cash compensation was paid by Pacel Corp, the Company’s former parent company.

Equity Awards

There were no outstanding equity awards for the fiscal year ending December 31, 2006.

Directors Compensation

During the fiscal year ending December 31, 2006, the Board of Directors did not receive any compensation for services as directors. The Board of Directors has awarded 8,000,000 restricted shares of common stock to the independent directors for serving as directors during 2007. No decision has been made regarding directors’ compensation for any period after 2007. Additionally ,directors will be reimbursed for their out-of-pocket expenses for attending board or committee meetings.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTORS INDEPENDENCE.

 Director Independence

At this time, we are not subject to the requirements of a national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of its directors be independent. In the absence of such requirements, we have elected to use the definition established by the Nasdaq independence rule which defines an “independent director” as “a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.” The definition further provides that the following relationships are considered bars to independent regardless of the board’s determination:

•            Employment by the company . Employment of the director or a family member by the company or any parent or subsidiary of the company at any time thereof during the past three years, other than family members in non-executive officer positions.
•            $60,000 compensation.   Acceptance by the director or a family member of any compensation from the company or any parent or subsidiary in excess of $60,000 during any twelve month period within three years of the independence determination.
•            Auditor affiliation.   A director or a family member of the director, being a partner of the company’s outside auditor or having been an partner or employee of the company’s outside auditor who worked on the company’s audit, during the past three years.

Based on the foregoing definition, Frank A. Moody, II and Carl Horsely are “independent directors”.

ITEM 8.  DESCRIPTION OF SECURITIES .

We are authorized to issue 2,200,000,000 shares of capital stock consisting of 2,000,000,000 shares of Common Stock, par value $0.001 per share and 200,000,000 shares of Preferred Stock, par value $0.001 per share. This Registration Statement applies only to our Common Stock.

There are 35,165,630   shares of Common Stock issued and outstanding as of the date hereof.  All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights.  Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company.  Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities.  The Common Stock is not subject to redemption and carries no subscription or conversion rights.  All outstanding shares of Common Stock are fully paid and non-assessable.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock has been thinly traded in the over-the-counter market and prices for the Common Stock are published on The Pink Sheets ™ under the symbol RSGX. This market is extremely limited and the price for our Common Stock quoted by brokers is not a reliable indication of the value of the Common Stock. The following is the range of high and low bid prices for our Common Stock for the each quarter within the last two fiscal years and the subsequent interim quarter ending March 31, 2007. These prices reflect the one for one thousand reverse split of the Company’s shares on December 15, 2006.

Quarter Ending	High	Low
March 31, 2005	$0.10	$0.10
June 30, 2005	$0.10	$0.10
September 30, 2005	$0.10	$0.10
December 31, 2005	$0.10	$0.10
March 31, 2006	$0.10	$0.10
June 30, 2006	$0.10	$0.10
September 30, 2006	$0.10	$0.10
December 31, 2006	*	*
March 31, 2007	*	*

*      No market maker existed for the entire quarter; therefore, no bid price is reported.

These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual purchases and sales by investors.

Our Common Stock will be held of record by 438 shareholders as a result of the Spin-Off.

We have not paid any dividends on our Common Stock and we are not likely to pay any dividends in the near future. We intend to retain all earnings for working capital purposes for the foreseeable future.

At the present time, there are no outstanding options or warrants to purchase, or securities convertible into, our Common Stock. In addition, there are no shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933 or that we have agreed to register under the Securities Act for sale by security holders, or that are being, or proposed to be, publicly offered by us.

ITEM 2. LEGAL PROCEEDINGS

World Wide Personnel Services of Maine, Inc., United Personnel Service, Inc, and World Wide Personnel Services of World Wide Personnel Services of Virginia, Inc. wholly owned subsidiaries of the Company are defendants in a suit in U.S. District Court, Eastern District of Michigan filed on October 11, 2006.  PML North America, LLC vs. World Wide Personnel Service of Virginia, Inc. et al. Case No. 2:06-cv-14447 . The plaintiff is alleging it is owed premiums for providing workers’ compensation insurance to employees of the defendants prior to the Company acquiring these companies. Defendants assert that all earned premiums were paid in a timely manner. Defendants are seeking Declaratory Relief that claims made by the plaintiff are invalid and unenforceable.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTSON ACCOUNTING OR FINANCIAL DISCLOSURE

There were no disagreements between us and our independent accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the two most recent fiscal years.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On November 30, 2004, we issued our 8% Convertible Redeemable Debentures in the aggregate principal amount of $100,000 with a maturity in one year. The Debentures were issued to two purchasers who were accredited investors pursuant to the exemption provided by Regulation D Rule 504 under the Securities Act of 1933. In May 2006, the Debenture was amended to provide for repayment over a six-month period on a new fixed term note. As collateral for the repayment of the original Debentures, we deposited 1,000,000 shares of our Common Stock in an escrow account. In January 2007, the amended Debenture was paid in full with funds provided by a third-party in consideration of the issuance of the 1,000,000 shares of Common Stock in the escrow.

Pursuant to an agreement effective as of December 4, 2006, we issued 992,696 shares of our Common Stock, after a reverse stock split of 1-for1,000, in exchange for $1,832,014.00 of payables to our then parent company, Pacel Corp. These shares were issued pursuant to the exemption provided by Section 3(a)(9) under the Securities Act of 1933 covering exchanges with an existing security holder, or in the alternative, under Section 4(2) of the Securities Act of 1933, as non-public offering.

Effective as of January 1, 2007, we issued 1,500,000 shares of our Common Stock under a Consulting Agreement for business advisory services. These shares were issued pursuant to the exemptions provided by Sections 4(2) and 4(6) of the Securities Act of 1933. The consulting firm is an accredited investor as defined in Rule 501 under the Securities Act of 1933. .
 In January 2007, we issued 25,000,000 shares of our Common Stock to certain of our officers and directors in lieu of cash compensation, of which 9,000,000 shares of were issued as performance based bonus compensation and 16,000,000 shares were to the directors as compensation for services as directors. These shares were issued pursuant to the exemptions provided by Sections 4(2) and 4(6) of the Securities Act of 1933.

In January 2007, we sold 803,000 shares of our Common Stock for an aggregate consideration of $80,300. These shares were issued pursuant to the exemptions provided by Sections 4(2) of the Securities Act of 1933 to sophisticated investors without advertising of general solicitation to person with whom we have an existing business or personal relationship.

In January 2007, we issued 5,000,000 shares of Common Stock in exchange for the cancellation of a promissory note in the amount of $500,000 which note has been issued in connection with the acquisition of World Wide Personnel Services of Maine, Inc. and United Personnel Services, Inc. These shares were issued pursuant to the exemptions provided by Sections 4(2) and 4(6) of the Securities Act of 1933.

In January 2007, the Company exchanged 1,000,000 shares of common stock held in escrow to repay the outstanding balance of $59,815 on the 8% note originally issued in November 2004.

In January 2007, we issued 50,000 shares of our Common Stock for an aggregate consideration of $10,000. These shares were issued pursuant to the exemption provided by Regulation D Rule 504 under the Securities Act of 1933.

From March 2007 to July 2007, we issued 815,000 shares of our Common Stock for an aggregate consideration of $435,000. These shares were issued pursuant to the exemptions provided by Sections 4(2) and 4(6) of the Securities Act of 1933.

During the first quarter 2,710 shares of common stock were issued in order to eliminate fractional shares resulting from the December 15, 2006 reverse split.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

As permitted by the provisions of the Nevada Revised Statutes ( “NRS” ) and the our Bylaws, we have the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or our agent  against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the our best interest and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.  Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to our best interest, and in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

We must indemnify a director, officer, employee or an agent who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer, employee or an agent, against expenses actually and reasonably incurred by them in connection with the defense.

We may agree to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director of officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by us.

The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or our agent, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses.

PART F/S

 Attached hereto are the following financial statements:

(1)	Audited financial statements for the year ended December 31, 2006;
(2)	Unaudited financial statements for the period ended June 30, 2007.

INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006

UNAUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2007

Balance Sheets for the three months ended June 30, 2007	F-20

Statement of Operations for the three months ended June 30, 2007 and 2006	F-22

Statement of Cash Flows for the three months ended June 30, 2007 and 2006	F-23

Notes to Financial Statements	F-25

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of
The Resourcing Solutions Group, Inc.

We have audited the accompanying consolidated balance sheets of The Resourcing Solutions Group, Inc. and  subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Resourcing Solutions Group, Inc  and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that The Resourcing Solutions Group, Inc will continue as a going concern.  As discussed in Note1(c) to the consolidated financial statements, the Company has generated significant losses and requires additional working capital to continue operations.  These conditions raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are more fully described in Note 1(c).  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Peter C. Cosmas Co., CPAs

370 Lexington Ave.
New York, NY 10017
April 30, 2007

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,	December 31,
	2006	2005
ASSETS
Current assets:
Cash	$703,830	$255,356
Accounts receivable	169,922	15,384
Accounts receivable-Unbilled	583,500	169,749
Prepaid expenses	87,170	31,873
Workers compensation insurance deposits	66,540	26,240
Restricted Cash	355,032	179,855

Total current assets	1,965,994	678,457

Property and equipment, net of accumulated depreciation of
$193,593 and $133,031 respectively	75,614	125,380

Other assets:
Other receivables	25,720	65,126
Goodwill	624,924	101,000
Security deposits	3,176	3,176

Total other assets	653,820	169,302

Total assets	$2,695,428	$973,139

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,	December 31,
	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$207,622	$151,133
Payroll and payroll related liabilities	385,642	157,371
Accrued work site employee payroll expenses	564,986	163,626
Accrued expenses	43,512	51,755
Client deposits and advance payments	2,208	-0-
Short term payables	821,034	1,147,180

Total current liabilities	2,025,004	1,671,065

Long-term liabilities:
Notes payable – Non Current portion	192,805	218,926

Total long-term liabilities	192,805	218,926

Total liabilities	2,217,809	1,889,991

Stockholders’ equity (deficit):
Preferred stock, .001 par value, 200,000,000
shares authorized, 0 shares issued	-0-	-0-
Common stock, .001 par value, 2,000,000,000 shares
authorized, 994,696 and 2,000 shares
issued respectively	995	2
Additional paid-in capital	1,331,021	-0-
Retained Earnings	(854,397)	(916,854)

Total stockholders’ equity (deficit)	477,619	(916,852)

Total liabilities and stockholders’ equity (deficit)	$2,695,428	$973,139

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	Year ended December 31,
	2006	2005

Revenue	$4,737,274	$2,240,843
Cost of sales	3,384,802	1,689,341
Gross profit	1,352,472	551,502

Operating costs and expenses:
Salary Expense	715,838	848,284
General and Administrative	444,763	466,644
Sales and Marketing	48,296	39,754
Depreciation	60,563	62,595
Loss on Asset Impairment	-0-	131,950
Total operating expenses	1,269,460	1,549,227

Operating Profit (Loss)	83,012	(997,725)

Other Expenses:
Interest expense	(20,555)	(16,422)
Total other expenses	(20,555)	(16,422)

Discontinued operations:
Loss on sale of contracts to Allegro, Inc.	-0-	(16,271)
Total Loss on discontinued operations	-0-	(16,271)

Net Income (Loss)	$62,457	$(1,030,418)

Basic & diluted earnings per common share:
From continuing operations	$0.82	$(507.07)
From Discontinued operations	$-0-	$(8.14)
Net income (loss)	$0.82	$(515.21)
Weighted average shares outstanding Basic and Diluted	76,325	2,000

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity (Deficit)
For the Two Years Ended December 31, 2005 and 2006

					Additional	Retained	Total
	Preferred Stock		Common Stock		Paid-in-capital	Earnings	Stockholders
	Shares	Amount	Shares	Amount	Amount	(Deficit)	Equity
Balance, December 31, 2004	-	$-	2,000	$2	$-	$113,564	$113,566

Net loss						(1,030,418)	(1,030,418)

Balance, December 31, 2005	-	-	2,000	2	-	(916,854)	(916,852)

Issuance of common stock,
in exchange for Outstanding Debt
			992,696	993	1,331,021		1,332,014
Net Profit						62,457	62,457

Balance, December 31, 2006	-	$-	994,696	$995	$1,331,021	$(854,397)	$477,619

(1) - Shares are restated to reflect a one-for-one thousand reverse stock split in December 2006.

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Year ended December 31,
	2006	2005

Cash flows from operating activities:
Net Profit (loss)	$62,457	$(1,030,418)
Adjustments to reconcile net Income (loss) to net cash
provided by (used in) operating activities:
Depreciation	60,563	62,595
Loss on Impairment of Goodwill	-0-	131,950
Loss on Sale of Contracts	-0-	16,271
(Increase)/Decrease in cash from changes in assets:
Accounts receivable	29,032	214,832
Accounts receivable-Unbilled	(413,751)	123,106
Other receivables	39,407	(65,127)
Insurance deposits	(5,099)	(26,240)
Prepaid expenses	(55,297)	25,645
Security deposits	-0-	(3,176)
Increase/(Decrease) in cash from changes in liabilities:
Accounts payable	56,489	(938)
Accrued expenses	(8,244)	(542,720)
Client deposit	2,208	-0-
Payroll and payroll related liabilities	(31,299)	(321,723)
Accrued work site employee payroll costs	401,361	(119,580)
Pacel Corporation - Intercompany	472,725	(12,108)

Net cash (used in) provided by operating activities	610,552	(1,547,631)

Cash flows from investing activities:
Net purchases of property and equipment -		(8,271)
Redemption of Restricted CD	(175,178)	870,383
Cash Acquired in Acquisitions	79,406	-0-
Net cash (used in) provided by
investing activities	(95,772)	862,112

Cash flows from financing activities:
Repayments of notes payable	(66,306)	(25,947)
Issuance of notes payable	-0-	272,000
Net cash provided by (used in) financing activities	(66,306)	246,053

Net increase (decrease) in cash and cash equivalents	448,474	(439,466)
Cash and cash equivalents, beginning of period	255,356	694,822
Cash and cash equivalents, end of period	$703,830	$255,356

Supplemental disclosure of cash flow information:
Cash paid for interest	$20,555	$16,422

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Note 1	Summary of Significant Accounting Policies:

A.   Nature of the business.

The Resourcing Solutions Group (the "Company" or “TRSG”) was incorporated on December 9, 2002 under the laws of the State of Nevada..  On December 21, 2006, the shareholders of Pacel Corp. voted to spin-off and to distribute its shares of The Resourcing Solutions Group, Inc to its shareholders.

The Company, through its wholly-owned subsidiaries, provides a comprehensive workforce management solutions that encompasses a broad range of services, including benefits and payroll administration, health and workers’ compensation insurance programs, personnel records management, employer liability management, employee performance management, employee training and development services, employee benefits, and retirement programs and business insurance products.

For the majority of the clients, the Company provides these services as a professional employer organization (PEO).  In a PEO relationship, the client transfers certain employment-related risks and liabilities to the Company and retains other risks and liabilities in this context. The client and the Company are each viewed as and become a "co-employer" of the client's worksite employees. As a co-employer, employment -related liabilities are contractually allocated between the Company and the client under a written professional services agreement. Under the professional services agreement, the Company assumes responsibility for and manages the risks associated with each client's worksite employee payroll obligations, including the liability for payment of salaries and wages (including payroll taxes) to each worksite employee and, at the client's options, responsibility for planning, providing and administering group health, welfare and retirement benefits to such individuals. These obligations of the Company are fixed, whether or not the client makes timely payment of the associated service fee in this regard. It is important to understand that, unlike payroll processing service providers, the Company issues to each of the client's worksite employees, Company payroll checks drawn on the Company's bank accounts. The Company also reports and remits all required employment information and taxes to the respective taxing authorities. The Company assumes the responsibility for compliance with those employment-related governmental regulations that can be effectively managed away from the client's worksite. In many cases, the Company provides the employee workers' compensation insurance coverage under the Company's insurance policy. The client may elect, or the workers' compensation carrier may require, retaining its own policy for the management of this risk. In all cases, the Company remains heavily involved with safety and risk management to assist the client in controlling risk and potentially reducing the cost of such coverage. The client contractually retains the general day-to-day responsibility to direct, control, hire, terminate and manage each of the client's worksite employees. The worksite employee services are performed for the exclusive benefit of the client's business. The client also remains responsible for compliance with those employment-related governmental regulations that are more closely related to the day-to-day management of work site employees.

The Company also provides human resource outsourcing (“HRO”) services to clients. In this relationship the client obtains customized solutions for it specific human resource needs.  The Company does not incur employer liability with these services. Services range from full human resource administration to payroll processing.

Clients in both the PEO and HRO relationships may purchase insurance products from the Company through our licensed insurance agency. The Company provides access to a complete line of business insurance products and employee benefits products.

B.           Principles of consolidation.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All significant   inter-company accounts and transactions have been eliminated in consolidation.

C.           Basis of Financial Statement Presentation.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Prior to the current fiscal year, the Company generated significant losses, and  it is unable to predict profitability for the future.  These factors indicate the Company’s continuation, as a going concern is dependent upon its ability to obtain adequate financing as well as implement its sales, marketing and acquisition strategy. The Company is addressing the going concern by obtaining equity financing and to grow the Company with profitable sales both organically and through acquisitions.  Management believes successfully executing these tasks will lead to the removal of the going concern comment from our audited financials.

D.           Cash and cash equivalents.

Cash equivalents consist of liquid investments, with a maturity of three months or less at the time of purchase.  Cash equivalents are stated at cost, which approximate market value.

E.           Credit Risk

The Company routinely maintains cash deposits in various financial institutions in excess of the $100,000 FDIC insurance limit.

The Company has risk that payments from clients may be reversed after a payroll has been processed The Company utilizes the Automated Clearing House (ACH) functionality of financial institutions in order to receive payment from clients. A client generally has three days from the Company initiating an ACH transaction to dispute that transaction. The Company processes a payroll for the client before the three day window lapses. The Company would be liable for paying the employees even if the client disputes the ACH transaction.

F.           Property and Equipment.

Property and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation is determined using the straight-line method     over the estimated useful lives of the assets.  Estimated useful lives of 24 to 36 months are used for computer equipment and related software, five years for office equipment, furniture, and fixtures.  Depreciation and amortization of leasehold improvements is computed using the shorter of the remaining lease term or five years.  Maintenance and repairs are charged against income and betterments are capitalized.

G.           Reclassification.

Certain prior year amounts have been reclassified to conform to current year's presentation.

H.       Revenue recognition.

The Company’s revenue is attributable to fees for providing employment services and commissions for the sale of insurance products. Our revenues are primarily dependent on the number of clients enrolled and the resulting number of worksite employees paid each period.

The Company’s revenue is recognized in three distinct categories, two categories are for service fees and the third is from the commissions on the sale of insurance products:

For service fee income, the Company typically enters into agreements for either;
•   a fixed fee per transaction (e.g., number of payees per payroll);
•   a fixed percentage of gross payroll;

When we account for revenue that is a fixed percentage of gross payroll it is accounted for in accordance with Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenues Gross as a Principal Versus Net as an Agent. Our revenues are derived from our billings, which are based on:
•   the payroll cost of our worksite employees; and
•   a markup computed as a percentage of the payroll cost.

In determining the fixed percentage markup component of the billings, we consider our estimates of the costs directly associated with our worksite employees, including payroll taxes and workers’ compensation costs, plus an acceptable gross profit margin. We invoice the billings concurrently with each periodic payroll of our worksite employees. Revenues, which exclude the payroll cost component of billings, are recognized ratably over the payroll period as worksite employees perform their service at the client worksite. We include billings to clients not invoiced in unbilled accounts receivable and the associated accrued worksite employee expense on the consolidated balance sheet.

When our markup is computed as a percentage of payroll cost, revenues are also affected by the payroll cost of worksite employees, which can fluctuate based on the composition of the worksite employee base, inflationary effects on wage levels and differences in the local economies of our markets.

The primary direct costs associated with our revenue generating activities are:
•   employment-related taxes (“payroll taxes”);
•   workers’ compensation claim costs.

Payroll taxes consist of the employer’s portion of Social Security and Medicare taxes under FICA, federal unemployment taxes and state unemployment taxes. Payroll taxes are generally paid as a percentage of payroll cost subject to maximum limitations. The federal tax rates are defined by federal regulations. State unemployment tax rates are subject to claim histories and vary from state to state.

Due to the significance of the amounts included in billings to the Company’s clients and its corresponding revenue recognition methods, the Company has provided the following reconciliation of billings to revenue for the years ended December 31, 2006 and December 31, 2005.

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005
Reconciliation of billings to revenue recognized:

Billings to clients	$26,091,692	$16,825,320
Less – Gross wages billed to clients	(21,354,418)	(14,584,477)
Total revenue as reported	4,737,274	2,240,843

Total Cost of Sales	3,384,802	1,689,341

Gross Profit	$1,352,472	$551,502

Revenue consists of:
Revenue from fees for service
on a fixed percentage	$4,604,385	$2,202,078
Revenue from fees for service
on a fixed cost	113,093	38,765
Revenue from insurance commissions	19,796	0
Total revenue as reported	$4,737,274	$2,240,843

Cost of Sales Consists of:
Employer portion of Social Security
And Medicare taxes	$1,494,961	$973,196
State and Federal Unemployment taxes	288,899	244,985
Workers’ Compensation Premium	1,234,468	418,991
Other Misc. Expense	366,474	52,170
Total Cost of Sales	$3,384,802	$1,689,341

When the Company records revenue on a fixed fee per transaction only that fee is recorded as revenue. When the Company records revenue for the sale of insurance products only the commission paid by the insurance carrier is recorded as revenue.

I.           Advertising Costs.

The Company expenses all advertising costs as incurred.

J.           Use of Estimates.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates form the basis for judgments made about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and judgments are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. US GAAP requires estimates and judgments in several areas, including those related to impairment of goodwill and equity investments, revenue recognition, recoverability of inventory and receivables, the useful lives of long lived assets such as property and equipment, the future realization of deferred income tax benefits and the recording of various accruals. The ultimate outcome and actual results could differ from the estimates and assumptions used.

K.           Goodwill

The goodwill and intangible assets are subject to the provisions of SFAS No. 142, “ Goodwill and Other Intangible Assets” (“SFAS 142”). In accordance with SFAS 142, goodwill and other intangible assets are tested for impairment on an annual basis or when indicators of impairment exist, and written down when impaired

L.           Impairment of long-lived Assets.

The Company reviews the recoverability of the carrying amounts of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable. Long-lived assets and certain identifiable intangible assets to be held and used are reviewed   for   impairment   whenever   events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Determination of recoverability is based on an estimate of discounted future cash flows resulting from the use of the asset and its eventual disposition.  Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

M.           Fair Value Disclosures.

The  carrying  amounts  reported  in the  balance  sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses,  approximate  fair value  because of the  immediate or short-term maturity of these financial instruments.

N.           Segment Reporting

The Company operates in one reportable segment under the Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information

O.           New Accounting Pronouncements

 In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The effective date for the Company is January 1, 2007. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 is not anticipated to have a material impact on our Consolidated Financial Statements.

In September 2006, FASB Statement 157, “Fair Value Measurements” (“SFAS 157”) was issued. SFAS 157 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. SFAS 157, which does not require any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. The effective date for the Company is January 1, 2008. The adoption of SFAS 157 is not anticipated to have a material impact on our Consolidated Financial Statements.

Note 2	Acquisitions/Dispositions

On January 1, 2005, The Resourcing Solutions Group, Inc. acquired substantially all the assets of Rossar HR LLC. The acquisition was accounted for as a purchase. The Company assumed certain debts and lease obligations of Rossar HR, LLC and issued a note payable of $272,000 and executed an employment contract with the former owner of Rossar HR, LLC. Consideration under the agreement consists of compensation amounting to $85,000 and bonuses based on business unit performance.. The Company recorded $232,950 in Goodwill in conjunction with this acquisition. During the second quarter of 2005, the Company recorded an impairment of $131,950 reducing the value of Goodwill to $101,000.

In May 2005, The Resourcing Solutions Group, Inc. sold 16 clients administrative service contracts to Allegro, Inc. in Columbia, South Carolina.  The Company sold all of its North Carolina, South Carolina and Florida service contracts.  The Company could no longer service these contracts and make a profit.

In connection with the sale of these contracts the Company recognized a loss from sale of contracts of $16,271 at December 31, 2005.

In April 2006, the Company acquired all the outstanding shares of stock of Piedmont HR, Inc. World Wide Personnel of Maine, Inc and United Personnel Services, Inc. from its parent company Pacel Corp. for $525,000.  The effective date of the purchases was April 1, 2006 for World Wide Personnel of Maine, Inc and January 1, 2006 for Piedmont HR, Inc. and United Personnel Services, Inc. The Company issued a note  to its parent company Pacel Corp. for $525,000 as consideration for these acquisitions. Total assets acquired was $223,106 which included $63,174 in cash and $10,000 in fixed assets which consisted of Office/Computer Equipment. Total Liabilities assumed was $205,498. The Company recorded goodwill of  $507,392 in connection with these acquisitions.
.
Wide Personnel of Maine, Inc and United Personnel Services, Inc. are licensed Professional Employer Organizations operating in the state of Maine. United Personnel was formed in 1999 and World Wide Personnel of Maine, Inc was formed in 1997. Both companies offer full service human resource management services for small and mid-sized businesses. Combined these acquisitions increase the Company’s work site employees by approximately 600. The purchase of these companies extends the operating footprint of the Company from the mid-Atlantic region to the northeast region of the country.
Piedmont HR, Inc is a Virginia corporation which provides support to non-owned PEO’s in Virginia.

The following condensed pro forma financial information gives effect to the Company’s operations as if the United/World Wide acquisition had occurred on January 1, 2005. Unaudited pro forma financial information is not necessarily indicative of the results that the Company would have achieved had the acquisition occurred on either of those dates.

The Resourcing Solutions Group and Subsidiaries with World Wide/United Personnel

	Year Ended
	December 31,
	2006	2005

Revenue	$5,891,720	$5,463,998

Net Income (Loss)	$77,225	$(963,214)

Basic & Diluted Net Income ( loss )
per common and common equivalent
share	$1.01	$(481.61)

In September 2006, the Company acquired all the outstanding stock of Consolidated Services, Inc. an insurance agency licensed in multiple states and appointed to multiple insurance carriers. Acquiring Consolidated allows the Company to receive insurance commissions paid by the carriers to the producer. The effective date of the purchase was September 1, 2006. The Company issued a Promissory Note for $34,090. Total assets acquired in the acquisition were $27,802 which included $16,232 in cash, $10,773 in receivables and $797 in furniture, fixtures and equipment. Total liabilities assumed were $10,242; Goodwill was valued at $16,532.

Note 3	Accounts Receivable

The Company’s accounts receivable is primarily composed of trade receivables and unbilled receivables. The Company’s trade receivables, which represent outstanding billings to clients, are reported net of allowance for doubtful accounts of $0 for 2006 and 2005. The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectibility of specific accounts and by making a general provision for other potentially uncollectible amounts.

The Company makes an accrual at the end of each accounting period for billings to clients not invoiced in unbilled accounts receivable and the associated accrued worksite employee expense on the consolidated balance sheet. The Company generally requires that clients pay invoices for service fees no later than one day prior to the applicable payroll date. As such, the Company generally does not require collateral. Customer prepayments directly attributable to unbilled accounts receivable have been netted against such receivables as the billings have been earned and the payroll cost has been incurred, thus the Company has the legal right of offset for these amounts. As of December 31, 2006 and 2005, unbilled accounts receivable consisted of the following:

	December 31,
	2006	2005
Accrued worksite employees payroll cost	$564,986	$163,626
Unbilled revenue	18,514	6,123
Unbilled accounts receivable	$583,500	$169,749

Note 4	Property and Equipment

Property and equipment consist of the following:

	December 31,
	2006	2005
Computers and office Equipment	$258,411	$258,411
Less accumulated deprecation	182,797	133,031
	$75,614	$125,380

Note 5	Notes Payable.

	December 31,
	2006	2005
Short term payable consists of:

Current portion M. Sartori note	$27,127	$27,127
Note payable A. Peterson	534,092	-0-
Pacel Corp inter-company payable	-0-	1,020,053
Note Payable Pacel Corp.	200,000	-0-
Note Payable –	59,815	100,000
Total Short-term borrowings	$821,034	$1,147,180

Long-term Notes Payable

Non current portion – N. Sartori	$192,805	$218,926

In September 2004, the Company issued a Note Payable to the former owner of Rossar HR LLC for $272,000 for the purchase of the assets of Rossar HR, LLC. $71,337 is payable over a 5 year period at $1,622 per month. $200,663 is payable over a 10 year period at $2,228 per month. The balance at December 31, 2006 was $27,127 current portion, $192,905 non current for a total balance of  $219,932.  The balance at December 31, 2005 was $27,127 current portion, $218,926 non current for a total balance of $246,053.

On November 30, 2004, the Company borrowed $100,000 at an interest rate of 8% , payable in one year. In May 2006, the note was modified to be repaid over a six-month period at $7,500 per month with a balloon payment for the remaining balance. As collateral for the note, The Resourcing Solutions Group, Inc. placed 1,000,000 shares in escrow. In January 2007 this debenture was paid in full.–see Note 14.  The balance at December 31, 2006 and 2005 was $59,815 and $100,000 respectively.

In September 2006, the Company issued a Note Payable to the former owner Antoinette Peterson of Consolidated Services, Inc. for the acquisition of Consolidated Services, Inc. for $34,092. The Note is payable in one-year at an interest rate of six percent (6%). In December 2006 the Company issued a note payable for $500,000 payable in one year at an interest rate of six percent (6%). The total owed to Ms. Peterson was $534,000 at December 31, 2006.

The Company had an inter-company payable to its parent Pacel Corp. of $ 0.00 and $1,020,053 at December 31, 2006 and 2005 respectively.  As part of the December 4, 2006 agreement the Company issued 992,696 shares of common stock (shares have been restated for 1 for 1000 reverse) in exchange for $1,832,014 of payables to Pacel Corp. and the assumption of a $500,000 obligation to Antoinette Peterson. The remaining $200,000 payable has been converted to a demand note at an interest rate of eight percent (8%).

Note 6	Income Taxes

At inception, the Company adopted SFAS No. 109, Accounting for income taxes.  Under the provision of SFAS No. 109, the Company elected not to restate prior years due to immateriality.

At this time, the Company does not believe it can reliably predict profitability for the long-term.  Accordingly, the deferred tax asset applicable to 2006 and 2005 operation has been reduced in its entirety by the valuation allowance.

As a result of the operating losses for the year ended December 31, 2005, the Company has available to offset future taxable income a net operating loss of approximately $360,646 expiring in 2025.
The components of this provision (credit) for income taxes from continuing operations is as follow:

	2006	2005
Deferred
Federal	$-		$-

Current
Federal	$-		$-
State	$-		$-
	$-	$

Difference between the tax provision computed using the statutory federal income tax rate ant the effective income tax rate on the operations is as follow:

	2006	2005
Federal
Statutory rate	$21,860	$(360,646)
Net operating loss carry forwards	(21,860)
Tax benefit not provided
Due to valuation allowance		$360,646
Provision for income taxes	$-0-	$-0-

Components of the Company’s deferred tax assets and liabilities are as follow:

	December 31,
	2006	2005
Deferred tax assets:
Tax benefit related to net operating loss carry forward
And research tax credit	$338,786	$360,646
Total deferred tax assets	$338,786	$360,646

Valuation allowance for
Deferred tax assets	$338,786	$360,646

Net deferred tax assets	$-0-	$-0-

Note 7	Earnings per Share

Basic net income per common share is computed using the weighted-average number of common shares outstanding during the period.  Diluted net income per common share is computed  using the  weighted-average  number of common and  dilutive  common  equivalent  shares  outstanding  during the  period.   Dilutive common equivalent shares consist of stock options.  Share and per-common share data for all periods presented reflect the effect of all reverses.

The weighted average number of shares used to compute basic earnings (loss) per share was 76,325 and 2,000 at December 31, 2006 and 2005 respectively.

Note 8	Commitments and Contingencies

Operating Leases

Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2006 are as follows:

2007	128,294
2008	132,568
2009	122,583
2010 & thereafter	116,222
Total Minimum Lease Payments	$499,667

Rent expense for December 31, 2006 and 2005 was $113,625 and $82,305 respectively.

Note 9	Goodwill and other Intangible Assets

The Company recorded an impairment of $131,950 related to the Rossar acquisition in 2005.  The fair value of the PEO business was determined using discounted cash flows and market value of clients if sold.  Current Goodwill is $624,924 of which $482,392 is attributable to the purchase of World Wide Personnel Services of Maine, Inc and United Personnel Services, Inc. $25,000 is attributable to the purchase of Piedmont HR, Inc., $16,532 is attributed to Consolidated Services, Inc. and $101,000 is attributable to the purchase of Rossar, HR, LLC.

Note 10	Stockholders' Equity

A.           Preferred Stock:

In December 2006, the shareholders of the Company authorized an increase in Preferred Stock from 20,000,000 to 200,000,000. As of December 31, 2006 there were no preferred shares issued and outstanding.

B.           Common Stock:

The authorized common stock of the Company consists of 2,000,000,000 shares with a par value of $0.001. As of December 31, 2006 there were 221 shareholders and 994,696 shares issued and outstanding.

In December 2006 the Company completed a one-for-one thousand reverse split of its Common stock. Subsequent to the reverse split there were 994, 696 issued and outstanding shares of Common stock.

Note 11	Related Party Transactions

Employment Agreements

In January 2005, the Company entered into a five year employment contract with Marcia Sartori.  Compensation will include an annual base salary of $85,000 and an incentive bonus plan based on the EBITDA (earnings before interest, tax, depreciation and amortization).  The agreement also includes severance payments upon termination of employment.  Ms. Sartori will hold the title of Vice President of Operations.

In December 2005, the Company entered into a contract with Stratford Financial Resources, LLC to provide sales services to the Company.  Ms. Musselman is a licensed insurance agent in all states where the Company operates. Ms. Musselman, through her company, will be selling human resource services of the Company and selling insurance benefits to clients. Ms. Musselman’s company will be compensated on commission only basis for the sale of the Company’s services. During 2005 and 2006, the Company paid to Stratford Financial Resources, LLC $20,435 and $23,201 for services rendered to the Company.

Note 12	Comprehensive Income

At December 31, 2006 and 2005 net income and comprehensive income were the same.

Note 13	Restricted Cash

During the first quarter of 2005, the Company entered into a lease for new office space.  The landlord required the Company to secure its tenant build out exposure with a standby letter of credit.  The Company secured this standby letter of credit with an interest bearing CD (certificate of deposit) in the amount of $100,000.  The value of the CD on December 31, 2006 was $102,612.

During December 2006, as part of obtaining workers’ compensation insurance for its clients on a shared risk process from one of its insurance carriers, the Company obtained an interest bearing CD to secure an irrevocable letter of credit.  The value of the CD on December 31, 2006 was $250,000.

Note 14	Subsequent Events

A.  In January 2007, the Company negotiated part of our workers’ compensation coverage (the “GIC Program”) with Guarantee Insurance Company Under our arrangement with GIC, we bear the economic burden, through a captive reinsurance facility, for a ninety percent (90%) quota share for the following two layers: first one million dollar ($1,000,000) of claims per accident, and two; a maximum annual aggregate of all claims not to exceed one hundred percent (100%) of premiums. GIC bears the economic burden for all claims in excess of these two layers. The GIC Program is a fully insured policy whereby GIC has the ultimate responsibility to pay all claims incurred under the policy regardless of whether we satisfy our responsibilities.

Because the Company bears a substantial economic burden for the first layer of claims per accident and in the aggregate, such claims, which are the primary component of the Company’s workers’ compensation costs, are recorded in the period incurred. Workers compensation insurance includes ongoing healthcare and indemnity coverage whereby claims are paid over numerous years following the date of injury. Accordingly, the accrual of related incurred costs in each reporting period includes estimates, which take into account the ongoing development of claims and therefore requires a significant level of judgment. The Company estimates its workers’ compensation costs by applying an aggregate loss development rate to worksite employee payroll levels.

B. In January 2007, the Company exchanged 1,000,000 shares of common stock held in escrow to repay the outstanding balance of $59,815 on the 8% note originally issued in November 2004. See Note 5. The Company is currently evaluating the value of the shares exchanged.

C. In January 2007, the Company issued 25,000,000 shares of common stock to management and the Board of Directors. 9,000,000 shares were issued to management as a bonus for the financial improvements of the Company from 2005 to 2006.  16,000,000 shares were issued to the board of directors as consideration for serving on the board. These shares were immediately vested.  These shares are restricted under Rule 144 and are Control Shares which further restricts the shares. The Company is currently evaluating the value of shares issued.

D. In January 2007, the Company sold 803,000 shares of restricted stock to various individuals. These shares are restricted under Rule 144. The Company received $80,300 for the sale of these shares. There are no options or warrants associated with these shares. The Company paid no fees in the sales of these shares.

E. In January 2007, the Company issued 1,500,000 shares of common stock to Lilly Marketing Group, LLC to provide the Company with consulting in business development, capital acquisition strategies and structuring investor relations and public relations.  The Company issued the stock under Regulation D Rule 504(b)(1)(iii) under the Securities Act of 1933. The Company is currently evaluating the value of this transaction.

F. In January 2007, the Company issued 5,000,000 restricted shares of its common stock in exchange for the $500,000 note held by the former owner of World Wide Personnel Services of Maine, Inc. and United Personnel Services, Inc. The Company is currently evaluating the value of the shares issued.

G. In January 2007 the Company sold 50,000 shares of stock and received $10,000 in net proceeds from the sale of these shares.. The Company issued the stock under Regulation D Rule 504(b)(1)(iii) under the Securities Act of 1933.

H. In March 2007, the Company sold 500,000 shares of restricted stock to two accredited investors. The Company received net proceeds of $120,000 for the sale of these shares.

I. In April 2007, the Company sold 200,000 shares of restricted stock to an accredited investor. The Company received net proceeds $200,000 for the sale of these shares.

J. In May 2007, the Company sold 100,000 shares of restricted stock to an accredited investor. The Company received net proceeds of $100,00 for the sale of these shares.

K. In January 2007, the Board of Directors authorized and designated four (4) series of Preferred Stock which have the following rights, preferences and limitations:

Series A Preferred Stock

The Series A Preferred Stock consists of 30,000,000 shares, par value $.001 per share. Each share of Series A Stock will be entitled to two hundred (200) votes on all matters for which the shareholders of the Company have the right to vote. . The Company has the right to call for redemption of all or any part of the Series A Stock

Series B Convertible Preferred Stock

The Series B Convertible Preferred Stock consists of 40,000,000 shares, par value $.001 per share. The Series B Stock will have no voting rights. Each share of Series B Stock will be convertible, at the option of the holder, into ten (10) shares of Common Stock, without the payment of any additional consideration.

Series C Convertible Preferred Stock

The Series C Convertible Preferred Stock consists of  100,000,000 shares, par value $.001  per share. Each share of Series C Stock will be entitled to one (1) vote on all matters for which the shareholders of the Company have the right to vote. Series C Stock converts to common stock with a 20% discount.

Series D Convertible Preferred Stock

The Series D Convertible Preferred Stock consists of 20,000,000 shares, par value $.001 per share. The Series D Stock will have no voting rights. Series D Stock converts to common stock with a 20% discount.

J. In February 2007, the Company entered into a five year employment agreement with its President and Chief Executive Officer.  Compensation will include an annual base salary of $240,000 and an incentive bonus plan based on the EBITDA (earnings before interest, tax, depreciation and amortization).  The agreement also includes severance payments upon termination of employment.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash	$320,039	$703,830
Accounts receivable	357,737	169,922
Accounts receivable-Unbilled	889,317	583,500
Prepaid expenses	173,680	87,170
Workers compensation insurance deposits	152,526	66,540
Restricted cash	250,000	355,032

Total current assets	2,143,299	1,965,994

Property and equipment, net of accumulated depreciation of
$215,468 and $193,593, respectively	53,741	75,614

Other assets:
Other receivables	9,770	25,720
Goodwill	946,308	624,924
Security deposits	3,776	3,176

Total other assets	959,854	653,820

Total assets	$3,156,894	$2,695,428

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$407,448	$207,622
Payroll and payroll related liabilities	643,339	385,642
Accrued worksite employee payroll expense	868,617	564,986
Accrued expenses	20,295	43,512
Client deposits and advance payments	11,958	2,208
Short term payables	450,352	821,034

Total current liabilities	2,402,009	2,025,004

Long-term liabilities:
Notes Payable – Non Current portion	174,525	192,805

Total long term liabilities	174,525	192,805

Total liabilities	2,576,534	2,217,809

Stockholders’ equity (deficit):
Preferred stock, .001 par value, 200,000,000
shares authorized, 0 shares issued	-0-	-0-
Common stock, .001 par value, 2,000,000,000 shares
authorized, 35,118,630 and 994,920 shares
issued respectively	35,119	995
Additional paid-in capital	2,326,412	1,331,021
Retained Earnings	(1,781,171)	(854,397)

Total stockholders’ equity	580,360	477,619

Total liabilities and stockholders’ equity	$3,156,894	$2,695,428

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(Unaudited)

	Six Months Ended		Three months ended
	June 30,		June 30,
	2007	2006	2007	2006

Revenue	$2,444,217	$1,987,284	$1,324,720	$1,563,166
Cost of services	1,925,496	1,509,604	1,130,335	1,194,382
Gross profit	518,721	477,680	194,385	368,784

Operating costs and expenses:
Salary Expense	803,948	318,418	413,764	171,847
General and administrative	575,320	184,055	324,623	97,292
Sales and marketing	37,941	14.933	6,395	7,647
Depreciation and amortization	21,873	30,165	10,923	16,003
Total operating expenses	1,439,082	547,571	755,705	292,789

Operating Loss	(920,361)	(69,891)	(561,320)	75,995

Other expenses:
Interest expense	(6,413)	(10,226)	(837)	(5,710)
Total other expense		(10,266)	(837)	(5,710)

Net Profit (loss)	$(926,774)	$(80,117)	$(562,157)	$70,285

Net Profit (loss) per common and common equivalent share:
Basic	(0.028)	(40,059)	$(0.016)	$(35,143)
Diluted	(0.028)	(40,059)	$(0.016)	$(35,143)

Weighted average shares outstanding:
Basic	32,562,960	2	35,050,498	2
Diluted	32,562,960	2	35,050,498	2

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Unaudited)

	Six months ended
	June 30,
	2007	2006
Cash flows from operating activities:
Net profit (loss)	$(926,774)	$(80,117)
Adjustments to reconcile net Income (loss) to net cash
provided by (used in) operating activities:
Depreciation	21,873	30,185
Stock Issued for services	42,000	-0-
Changes in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(187,815)	(146,863)
Accounts receivable-Unbilled	(43,361)	(425)
Other receivables	25,720	38,842
Insurance deposits	(85,986)	(19,173)
Prepaid expenses	(76,881)	(18,016)
Security Deposit	(600)	-0-
Increase (decrease) in liabilities:
Accounts payable	195,712	69,847
Accrued expenses	(23,217)	58,514
Payroll and payroll related liabilities	168,500	78,092
Accrued work site employee payroll cost	(45,288)	243
Client Deposits and advance payments	(119,212)	-0-
	-0-
Net cash (used in) operating activities	(1,055,329)	16,545
Cash flows from investing activities:
Cash CD-Restricted	105,033	(2,713)
Cash acquired in World Wide of Virginia Acquisition	150,061	63,174
Net cash (used in) investing activities	255,094	60,461
Cash flows from financing activities:
Repayments of notes payable	(93,856)	(18,485)
Loans & Exchanges Pacel Corp.		(62,934)
Issuance of common stock	510,300	-0-

Net cash provided by financing activities	416,444	(81,419)

Net increase (decrease) in cash and cash equivalents	(383,791)	(4,413)

Cash and cash equivalents, beginning of period	703,830	255,356

Cash and cash equivalents, end of period	$320,039	$250,943

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Unaudited)

	Six months ended
	June 30,
	2007	2006

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Interest	$9,066	$11,592
Income taxes	$415	$-0-

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(UNAUDITED)

Note 1	Summary of Significant Accounting Policies

A:           Basis of Presentation

The unaudited financial statements of The Resourcing Solutions Group, inc. and Subsidiaries (collectively, the Company) have been prepared in accordance with generally accepted accounting principles for interim financial information.  The financial information furnished herein reflects all adjustments, which in the opinion of management, are necessary for a fair presentation of the Company’s financial position, the results of operations and cash flows for the periods presented.

Certain information and footnote disclosures normally contained in financial statements prepared in accordance with generally accepted accounting principles have been omitted.

These interim statements should be read in conjunction with the audited consolidated financial statements and related notes thereto as presented in the Company’s certified financial statements for the year ended December 31, 2006.  The Company presumes that users of the interim financial information herein have read or have access to such audited financial statements and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context.  The results of operations for any interim period are not necessarily indicative of the results expected or reported for the full year.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Prior to the current fiscal year, the Company generated significant losses, and  it is unable to predict profitability for the future.  These factors indicate the Company’s continuation, as a going concern is dependent upon its ability to obtain adequate financing as well as implement its sales, marketing and acquisition strategy. The Company is addressing the going concern by obtaining equity financing and to grow the Company with profitable sales both organically and through acquisitions.  Management believes successfully executing these tasks will lead to the removal of the going concern comment from our audited financials.

B:           Principles of consolidation.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All significant   inter-company accounts and transactions have been eliminated in consolidation.

C:           Use of Estimates.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates form the basis for judgments made about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and judgments are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. US GAAP requires estimates and judgments in several areas, including those related to impairment of goodwill and equity investments,  revenue recognition, recoverability of inventory and receivables, the useful lives of long lived assets such as property and equipment, the future realization of deferred income tax benefits and the recording of various accruals. The ultimate outcome and actual results could differ from the estimates and assumptions used.

D:           Revenue recognition.

The Company’s revenue is attributable to fees for providing employment services and commissions for the sale of insurance products. Our revenues are primarily dependent on the number of clients enrolled and the resulting number of worksite employees paid each period.

The Company’s revenue is recognized in three distinct categories, two categories are for service fees and the third is from the commissions on the sale of insurance products:

For service fee income, the Company typically enters into agreements for either;
•   a fixed fee per transaction (e.g., number of payees per payroll);
•   a fixed percentage of gross payroll;

When we account for revenue that is a fixed percentage of gross payroll it is accounted for in accordance with Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenues Gross as a Principal Versus Net as an Agent. Our revenues are derived from our billings, which are based on:
•   the payroll cost of our worksite employees; and
•   a markup computed as a percentage of the payroll cost.

In determining the fixed percentage markup component of the billings, we consider our estimates of the costs directly associated with our worksite employees, including payroll taxes and workers’ compensation costs, plus an acceptable gross profit margin. We invoice the billings concurrently with each periodic payroll of our worksite employees. Revenues, which exclude the payroll cost component of billings, are recognized ratably over the payroll period as worksite employees perform their service at the client worksite. We include billings to clients not invoiced in unbilled accounts receivable and the associated accrued worksite employee expense on the consolidated balance sheet.

When our markup is computed as a percentage of payroll cost, revenues are also affected by the payroll cost of worksite employees, which can fluctuate based on the composition of the worksite employee base, inflationary effects on wage levels and differences in the local economies of our markets.

The primary direct costs associated with our revenue generating activities are:
•   employment-related taxes (“payroll taxes”);
•   workers’ compensation claim costs.

Payroll taxes consist of the employer’s portion of Social Security and Medicare taxes under FICA, federal unemployment taxes and state unemployment taxes. Payroll taxes are generally paid as a percentage of payroll cost subject to maximum limitations. The federal tax rates are defined by federal regulations. State unemployment tax rates are subject to claim histories and vary from state to state.

Due to the significance of the amounts included in billings to the Company’s clients and its corresponding revenue recognition methods, the Company has provided the following reconciliation of billings to revenue for the 2nd quarter ended June 30, 2007 and June 30, 2006.

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2007	2006
Reconciliation of billings to revenue recognized:

Billings to clients	$14,789,514	$10,493,211
Less – Gross wages billed to clients	(12,345,297)	(8,505,926)
Total revenue as reported	2,444,217	1,987,285

Total Cost of Sales	1,925,496	1,509,604

Gross Profit	$518,721	$477,680

Revenue consists of:
Revenue from fees for service
on a fixed percentage	$2,192,277	$1,728,592
Revenue from fees for service
on a fixed cost	219,749	258,693
Revenue from insurance commissions	32,191	0
Total revenue as reported	$2,444,217	$1,987,285

Cost of Sales Consists of:
Employer portion of Social Security
And Medicare taxes	$855,544	$594,123
State and Federal Unemployment taxes	205,030	161,916
Workers’ Compensation Premium	842,922	645,962
Other Misc. Expense	22,000	107,603
Total Cost of Sales	$1,925,496	$1,509,604

When the Company records revenue on a fixed fee per transaction only that fee is recorded as revenue. When the Company records revenue for the sale of insurance products only the commission paid by the insurance carrier is recorded as revenue.

E:          Goodwill

The goodwill and intangible assets are subject to the provisions of SFAS No. 142, “ Goodwill and Other Intangible Assets” (“SFAS 142”). In accordance with SFAS 142, goodwill and other intangible assets are tested for impairment on an annual basis or when indicators of impairment exist, and written down when impaired

Note 2	Acquisitions

In May 27, 2007, the Company acquired all the outstanding shares of stock of  World Wide Personnel of Virginia, Inc. As consideration for the acquisitions the Company issued a convertible note for $200,000. World Wide Personnel Services of Virginia, Inc. was originally formed in October 2000. The company is a fully licensed Professional Employer Organization with clients in Virginia, West Virginia and Maryland. The company currently has approximately 500 work site employees. The purchase of this company solidifies the Company’s presence in the northern Virginia and metro-DC markets. The transaction was accounted for under the purchase method of accounting. The Company purchased $514,517 in assets and assumed $635,901 in liabilities and recorded goodwill of $321,384. This is a preliminary purchase price allocation, which is subject to adjustment. WWV income is included in the results of operations from the date of acquisition June 1, 2007.

The following unaudited pro-forma information for the six months ended June 30, 2007 is presented as if the acquisition took place as of January 1, 2007:

Six Months Ended June 30, 2007
Revenue	$3,358,353
Cost of Services	(2,733,580)

Gross Profit	624,773
Total operating expenses	1,547,455

Net Loss	$(922,682)

Net loss per common and common equivalent share:
Basic	$(.028)
Diluted	$(.028)

Weighted average shares outstanding:
Basic	32,562,960
Diluted	32,562,960

Note 3	Common Stock

In January 2007, the Company exchanged 1,000,000 shares of common stock held in escrow to repay the outstanding balance of $59,815 on the 8% note originally issued in November 2004.

In January 2007, the Company issued 5,000,000 restricted shares of its common stock in exchange for the $500,000 note held by the former owner of World Wide Personnel Services of Maine, Inc. and United Personnel Services, Inc.

In January 2007, the Company issued 25,000,000 shares of common stock to management and the Board of Directors. 9,000,000 shares were issued to management as a bonus for the financial improvements of the Company from 2005 to 2006.  16,000,000 shares were issued to the board of directors as consideration for serving on the board. These shares were immediately vested.  These shares are restricted under Rule 144 and are Control Shares which further restricts the shares. Accordingly the Company has recorded $6,000.00 compensation to Board of Directors, $13,500 as bonuses for management. The Company has also recorded a prepaid expense of $18,000 for Board service for the remaining of 2007.

In January 2007, the Company issued 1,500,000 shares of common stock to Lilly Marketing Group, LLC to provide the Company with consulting in business development, capital acquisition strategies and structuring investor relations and public relations.  The Company issued the stock under Regulation D Rule 504(b)(1)(iii) under the Securities Act of 1933.. The Company has recorded an expense of $22,500.

In January 2007, the Company sold 803,000 shares of restricted stock to various individuals at a price of $0.10 per share. These shares are restricted under Rule 144. The Company received $80,300 for the sale of these shares. There are no options or warrants associated with these shares. The Company paid no fees in the sales of these shares.

In January 2007 the Company sold 50,000 shares of stock and received $10,000 in net proceeds from the sale of these shares. The shares were sold at $0.20 per share The Company issued the stock under Regulation D Rule 504(b)(1)(iii) under the Securities Act of 1933.

In March 2007, the Company sold 500,000 shares of restricted stock to two accredited investors. The Company received  proceeds of $120,000 for the sale of these shares. These shares were sold at $0.24 per share.

In April 2007, the Company sold 200,000 shares of restricted stock to an accredited investor. The Company received net proceeds $200,000 for the sale of these shares. These shares were sold at $1.00 per share.

In May 2007, the Company sold 100,000 shares of restricted stock to an accredited investor. The Company received net proceeds of $100,000 for the sale of these shares. These shares were sold at $1.00 per share.

In July 2007, the Company sold 15,000 shares of restricted stock to two accredited investors. The Company received net proceeds of $15,000 for the sale of these shares. These shares were sold at $1.00 per share.

During the first quarter 2,710 share of common stock were issued in order to eliminate fractional shares resulting from the reverse split which occurred on December 15, 2006.

Note 4	Notes Payable

	June 30,	December 31,
	2007	2006
Short term payable consists of:

Current portion M. Sartori note	$27,127	$27,127
Note payable A. Peterson	298,801	534,092
Note Payable	0	59,815
Note Payable Pacel Corp.	124,424	200,000
Total Short-term borrowings	$250,352	$821,034

Long-term Notes Payable
Note Payable – A. Peterson	200,000
Non current portion – M. Sartori	$174,525	$214,339

In September 2004, the Company issued a Note Payable to the former owner of Rossar HR LLC for $272,000 for the purchase of the assets of Rossar HR, LLC. $71,337 is payable over a 5 year period at $1,622 per month. $200,663 is payable over a 10 year period at $2,228 per month. The balance at June 30, 2007 was $27,127 current portion, $174,525 non current for a total balance of $201,652.  The balance at December 31,, 2006 was $27,127 current portion, $214,339 non current for a total balance of $241,466.

In September 2006, the Company issued a Note Payable to the former owner Antoinette Peterson of Consolidated Services, Inc. for the acquisition of Consolidated Services, Inc. for $34,092. The Company paid $551 in interest on this note. The Note is payable in one-year at an interest rate of six percent (6%). In December 2006 the Company issued a note payable for $500,000, payable in one year at an interest rate of six percent (6%) ,when it assumed a $500,000 obligation from its former parent as part of the December 4, 2006 Pacel agreement. In January 2007 the Company issued 5,000,000 shares of common stock in exchange for the cancellation of the note. On May 17, 2007, the Company issued a Note Payable to the former owner of World Wide Personnel Services of Virginia, Inc. for $200,000 the acquisition of World Wide Personnel Services of Virginia, Inc. The Company accrued $1,446.00 in interest on this note. The Note is payable in one-year at an interest rate of six percent (6%). As part of the acquisition of World Wide Personnel Services of Virginia, Inc. we assumed a $64,710 debt to A. Peterson. The Company owes a total of 298,801 to A. Peterson

The Company had a note payable to its former parent of $124,424 and $200,000 at June 30, 2007 and December 31, 2006 respectively.   The Company paid $3,055 in interest on this note.

On November 30, 2004, the Company borrowed $100,000 at an interest rate of 8% , payable in one year. In May 2006, the note was modified to be repaid over a six-month period at $7,500 per month with a balloon payment for the remaining balance. As collateral for the note, The Resourcing Solutions Group, Inc. placed 1,000,000 shares in escrow. In January 2007, The balance of the note $59,815  was  exchanged for 1,000,000shares held in escrow.

Note 5	Related Party Transactions

Employment Agreements

In February 2007, the Company entered into a five year employment agreement with its President and Chief Executive Officer.  Compensation will include an annual base salary of $240,000 and an incentive bonus plan based on the EBITDA (earnings before interest, tax, depreciation and amortization).  The agreement also includes severance payments upon termination of employment.

Note 6	Subsequent Events

In June 2007 the Company canceled the captive program with Guarantee Insurance Company. Guarantee Insurance Company had not fulfilled its requirement to provide re-insurance necessary to activate the program. Guarantee Insurance committed to return the Letter of Credit posted to support the program and convert the existing policies to first dollar coverage thereby removing any loss risk to the Company.

In August 2007 the Company entered into a short term loan agreement with Lily Consulting Group LLC, at an interest rate of 10% to be repaid by December 31, 2007.

PART III

Index to Exhibits

Exhibit Number	Description

Charter and Bylaws

3.1	Articles of Incorporation

3.2	Certificate of Amendment dated February 2, 2007

3.3	Bylaws

Instruments Defining Rights of Security Holders

4.1	Specimen Stock Certificate

Material Contracts

10.1	Asset Purchase Agreement by and among Asmara, Inc. and The Resourcing Solutions Group, Inc. Dated April 25, 2003

10.2	Stock Purchase Agreement between The Resourcing Solutions Group, Inc. and Rossar, Inc. dated September 21, 2004.

10.3	Stock Purchase Agreement between The Resourcing Solutions Group, Inc. and Asmara Services I, Inc. dated December 30, 2004

10.4	Stock Transfer Agreement between Pacel Corp. and The Resourcing Solutions Group, Inc. dated April 15, 2006

10.5	Stock Acquisition Agreement between The Resourcing Solutions Group, Inc. and Antoinette Peterson dated August 31, 2006

10.6	Asset Purchase Agreement between Capital Resources, Inc, et aland The Resourcing Solutions Group, Inc. dated October 19, 2006

10.7	Stock Acquisition Agreement between The Resourcing Solutions Group, Inc. and World Wide Personnel Services of Virginia, Inc. dated May 17, 2007

Subsidiaries

21	Subsidiaries of The Resourcing Solutions Group, Inc.

SIGNATURES

 In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

The Resourcing Solutions Group, Inc.

Date: September 24, 2007	/s/ GARY MUSSELMAN
Gary Musselman, President & CEO